Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Townsquare Media, Inc.
Purchase, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-205366) of Townsquare Media, Inc. of our reports dated March 16, 2022 (except as to the effect of the material weakness described in Management’s Annual Report on Internal Control over Financial Reporting, which is dated November 7, 2022), relating to the consolidated financial statements and schedule, and the effectiveness of Townsquare Media, Inc.’s internal control over financial reporting, which appear in this Annual Report on Form 10-K/A. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of Townsquare Media, Inc.’s internal control over financial reporting as of December 31, 2021.

/s/ BDO USA, LLP

New York, New York
November 7, 2022